

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2017

Michael West
Co-Chief Executive Officer
BioTime, Inc.
1010 Atlantic Avenue, Suite 102
Alameda, CA 94501

Re: BioTime, Inc.
Registration Statement on Form S-3
Filed June 16, 2017
File No. 333-218807

Dear Dr. West:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dorrie Yale at 202-551-8776 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance